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03001481

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED PROCESSING FEB 2 6 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 21380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Monness, Crespi, Hardt & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Third Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Crespi — (212) 838-7575
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vassallo, Vincent R.
(Name — *if individual, state last, first, middle name*)

16 Porter Place, Sea Cliff, New York 11579
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neil Crespi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monness, Crespi, Hardt & Co., Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

JENNIFER TRAINOR
Notary Public, State of New York
No. 01TR5013422 Qualified in Nassau Co.
Commission Expires July 15, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Included in Accountants' Certificate

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VINCENT R. VASSALLO
CERTIFIED PUBLIC ACCOUNTANT

16 PORTER PLACE
SEA CLIFF, NEW YORK 11579
TEL.: (516) 759-1994 FAX: (516) 759-7109

ACCOUNTANTS' CERTIFICATE

Monness, Crespi, Hardt & Co., Inc.
767 Third Avenue
New York, New York 10017

Gentlemen:

We have examined the Focus Report of Monness, Crespi, Hardt & Co., Inc. as of December 31, 2002. Our examination was made in accordance with generally accepted auditing standards, and accordingly included a review of the system of internal control and the procedures for safeguarding securities and such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances, including the audit procedures prescribed by the Securities and Exchange Commission. As a result of our audit, we have concluded that there are no material inadequacies in the system of internal control and procedures for safe-guarding securities.

In our opinion, the accompanying Focus Report presents fairly the financial position of Monness, Crespi, Hardt & Co., Inc. as of December 31, 2002 in the form required by the Securities and Exchange Commission in conformity with generally accepted accounting principles, consistently applied.

Vincent R Vassallo
CERTIFIED PUBLIC ACCOUNTANT

Sea Cliff, New York
February 20, 2003

OMB No. 3235-0123
(5-31-87)

FORM X-17A-5

3/89

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

Monness, Crespi, Hardt & Co., Inc. [13]

SEC FILE NO.

8 21380 [14]

FIRM ID. NO.

13-2878577 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

767 Third Avenue [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

1/1/02 [24]

AND ENDING (MM/DD/YY)

12/31/02 [25]

New York [21] New York [22] [23]
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Crespi [30]

(Area Code)—Telephone No.

(212) 838-7575 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

10-007424-C1 IIA
MONNESS CRESPI HARDT & CO.,
INC.
NEIL CRESPI
767 THIRD AVENUE,
NEW YORK NY 10017

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25th day of February 2003

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Vassallo Vincent Robert 70

ADDRESS Number and Street		City		State		Zip Code	
16 Porter Place	71	Sea Cliff	72	NY	73	11579	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Monness, Crespi, Hardt & Co., Inc. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/02 [99]
SEC FILE NO. 8-21380 [98]
Consolidated [198]
Unconsolidated X [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 29,540 [200]		$ 29,540 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	3,195,543 [295]		
B. Other	750,000 [300]	$ [550]	3,945,543 [810]
3. Receivables from non-customers	[355]	222,853 [600]	222,853 [830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ 153,800 [130]			
B. At estimated fair value	[440]	153,800 [610]	153,800 [860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	619,215 [680]	619,215 [920]
11. Other assets	[535]	3,818 [735]	3,818 [930]
12. TOTAL ASSETS	$ 3,975,083 [540]	$ 999,686 [740]	$ 4,974,769 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Monness, Crespi, Hardt & Co., Inc. as of 12/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value:		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	2,751,252 [1205]	[1385]	2,751,252 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		750,000 [1400]	750,000 [1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of.... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of.... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 2,751,252 [1230]	$ 750,000 [1450]	$ 3,501,252 [1760]

Ownership Equity		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ [1020]	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		20,000 [1792]
C. Additional paid-in capital		55,000 [1793]
D. Retained earnings		1,398,517 [1794]
E. Total		1,473,517 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 1,473,517 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 4,974,769 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Monness, Crespi, Hardt & Co., Inc. as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	1,473,517	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				1,473,517	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				750,000	3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	2,223,517	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 999,686	3540			
B. Secured demand note delinquency		3590			
C. Commodity futures contracts and spot commodities— proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	999,686)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			$	1,223,831	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue Concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	1,223,831	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Monness, Crespi, Hardt & Co., Inc. as of 12/31/02

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)		$ 183,417	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12		$ 183,417	3760
14. Excess net capital (line 10 less 13)		$ 1,040,414	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		$ 948,706	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 2,751,252	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness			$ 2,751,252	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)			% 225	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess capital (line 10 less 24)	$	3910
26. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$ N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Monness, Crespi, Hardt & Co., Inc.

For the period (MMDDYY) from 1/1/02 [3932] to 12/31/02 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE				
1. Commissions:				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$ 29,887,523	3935
b. Commissions on listed option transactions				3938
c. All other securities commissions			62,510	3939
d. Total securities commissions				3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange				3945
b. From all other trading				3949
c. Total gain (loss)				3950
3. Gains or losses on firm securities investment accounts				3952
4. Profit (loss) from underwriting and selling groups			388,931	3955
5. Revenue from sale of investment company shares				3970
6 Commodities revenue				3990
7. Fees for account supervision, investment advisory and administrative services				3975
8. Other revenue				3995
9. Total revenue			$ 30,338,964	4030
EXPENSES				
10. Salaries and other employment costs for general partners and voting stockholder officers			$ 3,859,525	4120
11. Other employee compensation and benefits			7,241,978	4115
12. Commissions paid to other broker-dealers			4,778,883	4140
13. Interest expense			69,789	4075
a. Includes interest on accounts subject to subordination agreements	37,893	4070		
14. Regulatory fees and expenses				4195
15. Other expenses			9,592,151	4100
16. Total expenses			$ 25,542,326	4200
NET INCOME				
17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ 4,796,638	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4338		
22. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 4,796,638	4230
MONTHLY INCOME				
23. Income (current month only) before provision for Federal income taxes and extraordinary items			$ N/A	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Monness, Crespi, Hardt & Co., Inc.

For the period (MMDDYY) from 1/1/02 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 1,476,879	4240
A. Net income (loss)			4,796,638	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$ 4,800,000	4272)	4,800,000	4270
2. Balance, end of period (From item 1800)			$ 1,473,517	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 750,000	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 750,000	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Monness, Crespi, Hardt & Co., Inc. as of 12/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2) (B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Deutsche Banc Alex. Brown Inc. 4335	X	4570
D. (k) (3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
		Total $	0 4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

MONNESS, CRESPI, HARDT & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Increase (Decrease) in Cash

Cash flows from operating activities:	
Net income	$ 4,796,638
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	348,811
Change in assets and liabilities:	
(Increase) decrease in:	
Receivables from clearing brokers	(195,804)
Receivables from non-customers	194,324
Securities not readily marketable	(1)
Fixed assets and leasehold improvements	(723,817)
Other assets	(3,818)
Increase (decrease) in:	
Accounts payable	366,120
Retained earnings	(4,800,000)
Net (decrease) in cash	(17,547)
Cash, beginning of period	47,087
Cash, end of period	$ 29,540

The accompanying notes are an integral part of this statement.

MONNESS, CRESPI, HARDT & CO., INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

Line	Description	Per Audited Report	Per Unaudited Report	Increase (Decrease) Net Capital	Explanation
3480	Total ownership equity	$1,473,517	$6,352,088	($4,878,571)	Year end Adjustment
3540	Less non-allowable assets	999,686	5,849,258	(4,849,572)	Year end Adjustment
3750	Net capital	$ 473,831	$ 502,830	($ 28,999)	

MONNESS, CRESPI, HARDT & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Inception of Operations:

The Company commenced its business operations on February 11, 1977. The Company is a member of the N.A.S.D. and its principal business consists of being a broker dealer.

Note 2 - Net Capital:

The Company is a registered broker dealer subject to the SEC uniform net capital rule. This rule requires that the Company maintains a minimum net capital, as defined, of one-fifteenth of aggregate indebtedness or $100,000, whichever is greater.